 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended July, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

26 July 2016

BP second quarter 2016 results

●      Draws a line under Deepwater Horizon liabilities at $61.6 billion.

●      Strong operations and cash flow
 o  Underlying replacement cost profit $720 million
 o  Underlying operating cash flow $5.5 billion
 o  Further progress in resetting costs and capital

●      Clear plans for growth
 o  New wave of Upstream major project start-ups delivering growth to 2020
 o  Capacity to sustain Upstream growth beyond 2020 into long-term
 o  Downstream resilience and access to growth markets

●      Dividend unchanged for September payment

BP today reported that profit for the second quarter of 2016 was $720 million on an underlying replacement cost basis1, compared with $532 million for the previous quarter and $1.3 billion for the second quarter of 2015.

Underlying operating cash flow2 for the quarter - before pre-tax Gulf of Mexico payments - was $5.5 billion. This strong underlying cash flow resulted from continuing reliable operation of assets.

Progress also continued in resetting BP's capital and cost base. BP's cash costs3 over the past four quarters were around $5.6 billion lower than in 2014 and BP continues to expect these costs for 2017 to be $7 billion lower than in 2014. Organic capital expenditure for the first half of 2016 was $7.9 billion; full year 2016 capital expenditure is now expected to be below $17 billion.

BP today announced an unchanged dividend for the quarter of 10 cents per ordinary share ($0.6 per ADS), expected to be paid in September.

Earlier in July BP announced that it had made significant progress in resolving outstanding claims from the Deepwater Horizon accident and oil spill, including claims associated with the Plaintiffs' Steering Committee settlement and by individuals and businesses that opted out of and/or were excluded from that settlement. The progress made in resolving the opt-out and excluded claims was confirmed by a court order of 14 July. As a result, BP said it can now reliably estimate all remaining material liabilities in connection with the incident.

BP has taken a net post-tax non-operating charge in the quarter of $2.8 billion. This includes a pre-tax non-operating charge of $5.2 billion associated with the Deepwater Horizon liabilities and other positive tax credits. Including fair value accounting effects and inventory gains, this resulted in a reported loss for the quarter of $1.4 billion.

Bob Dudley, BP group chief executive said:

"We are very pleased to have finally drawn a line under the material liabilities for Deepwater Horizon. We will always be mindful of what we have learned from that tragic accident. BP today is a stronger, more focused and more disciplined company. We continue to actively develop a strong, balanced portfolio and we are managing the business for value over volume. Our relentless group-wide focus on capital and cost discipline is helping BP to become much more efficient while maintaining the investment needed for future growth.

"As we look forward we expect the external environment to remain challenging, but we have a strong pipeline of new projects which will add 500,000 barrels of oil equivalent a day of new production capacity by the end of next year. Beyond this lie further opportunities, including a number which we expect to deliver through innovative structures such as the recently announced Aker BP venture.

"We are delivering significant improvements to the business that will stick at any oil price. We are now well down the path of transforming our business to compete, whatever the future holds. We now see a much stronger outlook for BP and are focused on growth, both for this decade and beyond."

Compared with a year earlier, the underlying second quarter result was impacted by lower oil and gas prices and significantly lower refining margins, but this was partly offset by the benefit of lower cash costs throughout the group as well as lower exploration write-offs. The Brent oil marker price averaged $46 a barrel in the second quarter, up from $34 in the first quarter but still significantly lower than $62 a year earlier. While improved from the previous quarter, refining margins were the weakest for a second quarter since 2010.

In the first half of the year, BP received $1.9 billion from divestments, including the partial sale of its interest in Castrol India.

At the end of the second quarter BP's gearing level was 24.7%, within the target range of 20-30%.

Brian Gilvary, BP's chief financial officer, said: "We continue to reset our capital and cost base and are moving steadily towards our aim of rebalancing organic sources and uses of cash by 2017 in a $50-55 per barrel oil price range. This underpins our confidence in sustaining our dividend going forward."

Segment results
BP's Downstream segment reported an underlying pre-tax replacement cost profit of $1.5 billion compared with $1.8 billion in the previous quarter and $1.9 billion in 2Q 2015. Compared with a year earlier the benefits of lower costs and a stronger fuels marketing performance were more than offset by the impact of significantly weaker refining margins. Underlying performance improvements in the Downstream have enabled the delivery of pre-tax earnings $2.4 billion higher over the past four quarters than in a similar refining environment in 2014.

BP's Upstream segment reported an underlying pre-tax replacement cost profit of $29 million compared to a loss of $747 million in the first quarter and a profit of $494 million in 2Q 2015. Compared with a year earlier, the result reflected the impact of lower prices for both oil and gas, partly offset by the benefits from lower costs.

BP estimates its share of Rosneft's underlying net income to be $246 million for the quarter, compared with $66 million in the first quarter and $510 million a year ago. BP expects to receive an annual dividend payment from Rosneft of its share of 35% of Rosneft's 2015 IFRS net income, around $335 million after tax.

Strategic developments
In a presentation to the financial community in June, BP set out its Upstream strategy including its expectations for growth to the end of this decade and into the next. BP expects planned new Upstream projects to add 800,000 barrels of oil equivalent a day (boe/d) of production by 2020. Of these, projects with 500,000 boe/d of new production capacity are expected to be in place by the end of next year - these projects are on average already 70% complete and ahead of both schedule and budget.

In the second quarter, BP and Det norske oljeselskap announced they intended to merge BP Norge's and Det norske's businesses to form a new independent Norwegian oil company, Aker BP, in which BP will hold a 30% interest, Aker 40% and other shareholders 30%. BP and Rosneft also finalised the formation, subject to regulatory approval, of a joint venture to conduct onshore exploration in a vast area of Siberia.

BP has sanctioned the development of two new major upstream projects: the Tangguh LNG expansion project in Indonesia, adding a third LNG production train and new platforms, wells and other infrastructure to the existing facilities; and the Atoll Phase One gas project offshore Egypt. The new water injection project on the Thunder Horse field in the US Gulf of Mexico - which will increase production from one of the field's main reservoirs - began operation in May.

Deepwater Horizon
Including this quarter's $5.2 billion pre-tax charge, the total cumulative pre-tax charge for the Deepwater Horizon incident is $61.6 billion. This now includes BP's estimation of all material liabilities associated with the incident; any liabilities not covered by this charge are not expected to be material to BP.

Further information:
BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

Notes:
1.    Underlying replacement cost profit is adjusted for non-operating items and fair value accounting effects.
2.    Underlying operating cash flow excludes pre-tax amounts related to the Gulf of Mexico oil spill.
3.    Cash costs are the principal operating and overhead costs that management considers to be the most directly under their control; see www.bp.com for further information.
4.    The operational and financial information for the Rosneft segment for the second quarter of 2016 is based on preliminary operational and financial results of Rosneft for the three months ended 30 June 2016.
       Actual results may differ from these amounts.

Cautionary statement:
In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA'), BP is providing the following cautionary statement. This press release contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events - with respect to the financial conditions, results of operations and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements generally, but not always, are identified by the use of words such as "will", "expected to", "is intended to", "projected" or similar expressions. In particular, among other statements, certain statements regarding plans and expectations with respect to BP's plans for growth to 2020 and beyond; BP's focus on sustaining dividends; the expected quarterly dividend payment and timing of such payment; plans and expectations regarding BP's annual organic capital expenditure for 2016 and cash costs through 2017; expectations regarding the external environment; plans and expectations regarding BP's goal of balancing organic sources and uses of cash by 2017 at $50-55/bbl; plans and expectations regarding new projects and the production capacity and timing thereof, Upstream activities in Indonesia, Egypt and the Gulf of Mexico, BP's share of Rosneft's net income and dividend payment from Rosneft; BP's estimate of remaining material liabilities in connection with the Gulf of Mexico incident and plans and expectations regarding the intended merger between BP Norge and Det Norske's businesses and the joint venture with Rosneft in Siberia.
Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including: the specific factors identified in the discussions accompanying such forward-looking statements; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain divestments; future levels of industry product supply, demand and pricing, including supply growth in North America; OPEC quota restrictions; PSA effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; our access to future credit resources; business disruption and crisis management; the impact on our reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; decisions by Rosneft's management and board of directors; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this press release and under "Risk factors" in BP Annual Report and Form 20-F 2015 as filed with the US Securities and Exchange Commission.
This document contains references to non-proved resources and production outlooks based on non-proved resources that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosures in our Form 20-F, SEC File No. 1-06262. This form is available on our website at www.bp.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or by logging on to their website at www.sec.gov
This press release also contains financial information that is not presented in accordance with generally accepted accounting principles (GAAP). A quantitative reconciliation of this information to the most directly comparable financial measure calculated and presented in accordance with GAAP can be found on our website at www.bp.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 26 July 2016

/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Company Secretary